October 31, 2013

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E., Mail Stop 7010 Washington, D.C. 20549 Attention: Ms. Peggy Kim

Re:       Gateway Energy Corporation
Schedule 13E-3 filed September 11, 2013
File No. 5-36479
Schedule 14C filed on September 11, 2013
Filed August 7, 2013
File No. 0-06404

Dear Ms. Kim:

This letter is in response to your letter dated October 3, 2013, to Gateway Energy Corporation (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Information Statement on Schedule 14C (the “Schedule 14C”).  For your convenience, the response is preceded by the Staff’s comment.  The Company is also sending to the Staff, by Federal Express, copies of the amended Schedule 13E-3 and Schedule 14C, as filed today with the Commission, marked to show changes from the original filings.

Schedule 13E-3

1.      Please revise the Schedule 13E-3 to include Gateway Acquisition LLC, Gateway Energy Holdings LLC, Mr. Steven Scheler and Mr. John O’Shea, Jr., as filing persons since they appear to be engaged in the going private transaction.  Please review Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

            Response.   In response to the Staff’s comment, the Company has revised the Schedule 13E-3 to include Gateway Acquisition LLC, Gateway Energy Holdings LLC, Mr. Steven Scheler and Mr. John O’ Shea, Jr. as filing persons.

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2.      We note the disclosure under Items 2, 3, 8(d), and 11(b) of the Schedule 13E-3.  Please note that as a “shell document,” the Schedule 13E-3 must incorporate by reference the information contained in the information statement in answer to the items of Schedule 13E-3.  Refer to General Instruction G of Schedule 13E-3.  Please revise so that the information disclosed in the Schedule 13E-3 appears in the information statement and is incorporated by reference in the Schedule 13E-3.

Response.   In response to the Staff’s comment, the Company has revised Items 2, 3, 8(d) and 11(b) of the Schedule 13E-3 to incorporate such information by reference to the Schedule 14C.

Schedule 14C

3.      We note that shareholder consents for 56.25% of the outstanding shares have already been obtained.  Please provide support for this percentage and identify each of the shareholders who granted consents.  Please also provide us with your analysis as to how you complied with the federal proxy rules in obtaining these consents.  If you are relying on the exemption in Rule 14a-2(b)(2), please note that Rule 14a-2(b)(2) requires that the solicitation be made “otherwise than on behalf of the registrant.”

Response.  In response to the Staff’s comment, the Company provides the following table to show the ownership of each consenting shareholder as of the record date for the Merger and how the percentage consenting was calculated:

Holder	Shares Beneficially Owned	Percent of shares outstanding (based on total of 30,613,637 shares outstanding)
GreyCap Energy LLC	6,250,000	20.42%
Frederick Pevow	2,906,982	9.50%
Crosscap Management	2,000,000	6.53%
John Raasch	1,521,409	4.97%
Chauncey Gundelfinger, Jr.	945,620	3.09%
Christopher Robert Sis	893,823	2.92%
John Niemann	825,642	2.79%
Brett Rule	752,788	2.46%
John O’Shea	744,253	2.43%
Steven Scheler	304,572	0.99%
Brady Crosswell	76,500	0.02%
Total	17,221,589	56.25%

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The Company believes that it has satisfied the requirements of the exemption under Rule 14(a)-2(b)(2).   The solicitation of consents was not made on behalf of the Company, but instead was made in connection with an unsolicited proposal from certain stockholders holding 56.25% of the outstanding shares of the Company’s common stock (the “Principal Stockholders”) to enter into the merger transaction.  The Principal Stockholders agreed separately to vote their shares in favor of the merger transaction and the solicitation was made in connection with such agreement among the Principal Stockholders.  The solicitation was also made to no more than 10 people, as indicated in the above chart.  The Company notes that Brady Crosswell is the managing director of GreyCap Energy LLC and, in such capacity, may be deemed to have voting and dispositive power over the shares held for the account of GreyCap Energy LLC.  As such, the Company considers that the solicitation by the Principal Stockholders of Brady Crosswell and GreyCap Energy LLC should be considered as the solicitation of a single person for purposes of compliance with Rule 14(a)-2(b)(2).

4.      Please revise to include the information required by Items 1002(f) and 1008 of Regulation M-A with respect to each filing person.

Response.  In response to the Staff’s comment, the Company has revised the Schedule 14C to include the information required by Items 1002(f) and 1008 of Regulation M-A.

Table of Contents

5.      Please revise the table of contents to include the Annexes.  We note that you have attached only the merger agreement (Annex A) and Section 262 of the DGCL (Annex B).  In your next amendment, please also append Annexes C-F to the information statement, rather than filing them as exhibits to the Schedule 14C.

Response.  In response to the Staff’s comment, the Company has revised the table of contents to the Schedule 14C to include the Annexes and has appended each of the other Annexes to the filing, as opposed to filing them as exhibits.

6.      Regarding Annex C, please file all of the exhibits to the Subscription, Exchange and Voting Agreement.

Response.  In response to the Staff’s comments, the Company has filed all of the exhibits to the Subscription, Exchange and Voting Agreement.

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Forward-Looking Statements, page 3

7.      Please revise so that the information required by Items 7, 8 and 9 of Schedule 13E-3 is prominently disclosed in a “Special Factors” section in the forepart of the disclosure document.  Refer to Rule 13e-3(e)(1)(ii).  In this regard, please move this section so that it appears after the “Special Factors” section.

Response.  In response to the Staff’s comment, the Company has moved the “Special Factors” section to the forepart of Schedule 14C.

8.      Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available for statements made in connection with a going private transaction.  Refer to Exchange Act Section 21E(b)(1)(E).  Please amend the information statement to remove any reference to the safe harbor provisions, and refrain from referring to the safe harbor provisions in any future filings, press releases or other communication relating to this going private transaction.

Response.  In response to the Staff’s comment, the Company has removed  from the Schedule 14C all references to the Private Securities Litigation Reform Act of 1995 and acknowledges that it will refrain from referring to the safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

Summary of Terms of Merger Transaction, page 4

Position of the Acquiror Filing Persons as to the Fairness of the Merger, page 4

9.      In the summary, please revise to identify by name each of the filing persons, and disclose that these persons or entities are filing persons on the Schedule 13E-3.

Response.  In response to the Staff’s comment, the Company has identified each of the filing persons by name and disclosed that they are filing persons on the Schedule 13E-3.

Interests of Certain Persons in the Merger, page 5

10.  Please revise the summary to describe the interests of directors and executive officers, including their continuing equity ownership in the surviving company or Parent, continuing management positions, any accelerated vesting of securities, any cash payments, any ability to take advantage of net operating loss carry forwards, and any other benefits.

Response.   In response to the Staff’s comment, the Company has revised the summary to describe the interests of directors and executive officers under “Interests of Certain Persons in the Merger.”

Principal Stockholders, page 6

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11.  In an appropriate section, please revise to summarize the material terms of the Subscription, Exchange, and Voting Agreement.  Refer to Item 5 of Schedule 13E-3 and corresponding Item 1005(e) of Regulation M-A.

Response.  In response to the Staff’s comment, the Company has added a summary of the material terms of the Subscription, Exchange, and Voting Agreement under a new section titled “Support Agreements” in the Summary, as well as under “Special Factors - Interests of Certain Persons in the Merger.”

Special Factors, page 12

Background, page 12

12.  Please revise to describe each contact, meeting or negotiation that took place, including those with members of the board, and the substance of the discussions or negotiations at each meeting.  Please identify any counsel or advisors and the members of management who were present at each meeting.  Please describe any contacts with or among the filing persons and when the consents were obtained.

Response.  In response to the Staff’s comment, the Company has revised the Background section to describe each contact, meeting or negotiation that took place, including those with members of the board, and the substance of the discussions or negotiations at each meeting, during the period from September 2012 to September 2013.

13.  We note that in the third paragraph you disclose several alternatives; please revise to clarify whether these were alternatives considered by the board.  In addition, please revise to describe each alternative, including continuing as a public company, considered by each filing person and the reasons for rejecting each alternative.  Refer to Item 1013(b) of Regulation M-A.

Response.  In response to the Staff’s comment, the Company has revised the third paragraph to clarify that the alternatives were considered by the board and has revised the Background section to describe each alternative, including continuing as a public company, considered by each filing person and the reasons for rejecting each alternative.

14.  We note the references to “projected cash flows from operations as of June 30, 2013” in the second paragraph on page 12, “projected negative pro forma financial impact of a proposed asset sale transaction” in the first paragraph on page 13, and that Greycap was provided with updated projections on May 1, 2013 and that Messrs. Crosswell and Pevow discussed financial projections on May 8, 2013.  Please revise to disclose these projections and any material assumptions or limitations.

Response.  In response to the Staff’s comment, the Company has added the projections and material assumptions and limitations as Annex G to the Schedule 14C.

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15.  We note that the asset sale for the Commerce, Delmar, and Tyson pipeline assets “would be part of a prospective agreement with Meridian Bank.” Please revise to describe the date of the sale, the terms of the asset sale for these pipeline assets and whether they were sold for the offer price of $2,350,000.

Response.  In response to the Staff’s Comment, the Company revised the Background section to discuss the negotiations held between the Company and various parties regarding the proposed asset sale for the pipeline assets, resulting in a sale of certain of the assets for a price of $1,100,000.

16.  We note that on January 11, 2013, an unaffiliated third party indicated that it might form an MLP and revisit a transaction with Gateway.  Please revise to describe any further contacts with the unaffiliated third party.

Response.  In response to the Staff’s comment, the Company revised the Background section to describe all additional comments held with the unaffiliated third party.

17.  We note that on June 8, 2013, Mr. Pevow discussed a going private transaction with an institutional investor; please revise to clarify whether Greycap is the institutional investor.

Response.  In response to the Staff’s comment, the Company revised the Information Statement to clarify that Greycap was the institutional investor with whom Mr. Pevow had discussed a going private transaction.

18.  Please describe whether the Strategic Alternatives Special Committee had any further contacts with Greycap after Mr. Crosswell declined making an equity investment on June 12, 2013.  Please revise to address whether the Strategic Alternatives Special Committee considered separately approving Greycap’s original March 21 offer to redeem all common stockholders owning less than 100,000 shares at a price of $0.04 per share.

Response.  In response to the Staff’s comment, the Company has revised the Background section to describe the negotiations held between the Strategic Alternatives Special Committee and Greycap regarding Greycap’s original proposal, and to clarify that Greycap’s desire was to sponsor an LLC conversion transaction and not to acquire all of the Company’s outstanding shares for itself.  The Strategic Alternatives Special Committee did not have any further contacts with Greycap after Mr. Crosswell declined to make an equity investment on June 12, 2013.

19.  We note that on June 17, 2013, the issuer considered bankruptcy alternatives.  Please revise to describe the reasons for rejecting the bankruptcy alternatives at that time.

Response.  In response to the Staff’s comment, the Company has revised the Background section to describe the reasons for rejecting bankruptcy alternatives on June 17, 2013.

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20.  We note that on July 15, 2013, Mr. Huff indicated that Meridian’s Bank’s position was that, in the absence of a going private transaction, it would explore all of its options, including foreclose on substantially all of the issuer’s assets.  Please revise to describe Meridian’s reasons for proposing that the issuer conduct a going private transaction, as opposed to another alternative.  On page 17, the disclosure in the sixth bullet states that Meridian merely indicated that refinancing was dependent on a transaction that would decrease general and administrative costs.

Response.  In response to the Staff’s comment, the Company revised the Background section to describe the reasons for Meridian Bank’s position that we pursue a going private transaction and to clarify that Meridian Bank’s view was that a going private transaction is the best way to decrease general and administrative costs.

21.  Refer to the meeting on July 16, 2013.  Please revise to describe Mr. Pevow’s reasons for his belief that an orderly liquidation could not be completed.  Please also describe the Special Committee’s and the board’s reasons for rejecting the alternative of a liquidation.

Response.  In response to the Staff’s comment, the Company revised the Background section to describe Mr. Pevow’s reasons for his belief that an orderly liquidation could not be completed and the Special Committee’s and board’s reasons for rejecting the alternative of a liquidation.

22.  We note that on July 16, 2013, Mr. Pevow prepared financial models which appear to be materially related to the going private transaction.  Please revise to summarize the financial analysis and file it as an exhibit to the Schedule 13E-3.  Refer to Items 1015(b) and 1016(c) of Regulation M-A.

Response. In response to the Staff’s comment, the Company has added a description of the financial models prepared by Mr. Pevow under “Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board.”  The Company notes that the information included in the Schedule 14C is incorporated by reference as an exhibit to the Schedule 13E-3.

23.  Please revise to identify who the Participating Stockholders are.

Response.  In response to the Staff’s comment, the Company revised the Background section to identify the Principal Stockholders.

Reason for the Merger, page 16

24.  Please revise to describe each filing person’s reasons for undertaking the transaction at this particular time in Gateway’s operating history, as opposed to another time.  Refer to Item 1013(c) of Regulation M-A.  In addition, we note that the disclosure refers to the purposes of, rather than the reasons for, the going private transaction.

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Response.  In response to the Staff’s comment, the Company revised the disclosure under “Reasons for the Merger’ to describe each filing persons reasons for undertaking the transaction at this time in the Company’s operating history.

Fairness of the Merger..., page 16

25.  Please revise here to specifically state whether the board believes that the Merger is both substantively and procedurally fair to unaffiliated shareholders.

Response.  In response to the Staff’s comment, the Company revised the Schedule 14C to state that the Board believes that the Merger is both substantively and procedurally fair to unaffiliated stockholders.

26.  Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction.  To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders.  In this regard, it does not appear that you have fully addressed current and historical market prices, net book value, going concern value, liquidation value, or previous purchase prices or offers.  We note the recent sale of $0.04 per share to Greycap on February 13, 2013, the proposed offer of $0.04 from Greycap, the proposed sale price of $0.03 per share to Greycap, and the recent financial models resulting in a value of $0.02 to $0.03 per share.  Please also address the absence of a fairness opinion.

Response.  In response to the Staff’s comment, the Company revised the factors considered in assessing the fairness of the going private transaction in order to more fully address those factors considered and evaluated by the Special Committee, the Board and the Principal Stockholders.  The Company also added disclosure to address the absence of a fairness opinion.

Position of the Acquiror Filing Persons as to the Fairness of the Merger, page 18

27.  Please revise how the filing persons considered current and historical market prices, net book value, going concern value, liquidation value, or previous purchase prices or offers in assessing the fairness of the transaction.

Response. In response to the Staff’s comment, the Company revised the factors to include additional information considered considered by the filing persons.

28.  Please revise to describe any negative factors considered by the filing persons.

Response. In response to the Staff’s comment, the Company added a description of the negative factors considered by the filing persons.

Certain Effects of the Merger, page 18

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29.  Please revise to describe the effects of the Rule 13e-3 transaction on the filing persons, affiliates and unaffiliated shareholders.  Refer to Item 1013(d) of Regulation M-A.  Please also describe and quantify the benefits and detriments to each of the issuer, its affiliates and its unaffiliated shareholders.  Refer to Instruction 2 to Item 1013 of Regulation M-A.

Response. In response to the Staff’s comment, the Company added a description of the effects of the Rule 13e-3 transaction on the filing persons, affiliates and unaffiliated shareholders.

30.  Please describe each affiliate’s interest in net book value.  Refer to Instruction 3 to Item 1013 of Regulation M-A.

Response.  In response to the Staff’s comment, the Company added a table under “Certain Effects of the Merger” to describe each affiliate’s interest in net book value before and after the Merger.

31.  Please revise to state whether affiliates will be able to take advantage of any net operating loss carry forwards and if so, how this impacted the decision to structure the transaction.

Response.  In response to the Staff’s comment, the Company added disclosure to clarify that no affiliates will be able to take advantage of any net operating loss carry forwards.

32.  Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies.

Response.  In response to the Staff’s comment, the Company has revised the Schedule 14C to include a discussion of the loss of the rights and protections that the federal securities laws provide to security holders.

Interests of Certain Persons in the Merger, page 20

33.  Please revise to quantify the benefits for each affiliate, including any cash payments, increased ownership percentages, accelerated vesting of securities, and any net operating loss carry forwards.

Response. In response to the Staff’s comment, the Company has revised the Schedule 14C to include the benefits of each affiliate.

Board and Management, page 21

34.  Please revise to include the information required by Item 3(c) of Schedule 14C and corresponding Item 402(t) of Regulation S-K.

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Response.  The Company informs the Staff that there was no compensation, whether present, deferred or contingent, that was paid to an officer of the Company that was based on or otherwise related to the going-private transaction described in the Schedule 14C.

Costs and Financing of the Merger Transactions, page 36

35.  Please revise to disclose the source of funds.  Refer to Item 10 of Schedule 13E-3 and corresponding Item 1007(a) of Regulation M-A.

Response.  In response to the Staff’s comment, the Company has added disclosure regarding the source of funds to “Costs and Financing of the Merger Transactions.”

Security Ownership of Certain Beneficial Owners, page 32

36.  Please revise to disclose the ownership information for Parent and the surviving company after the Merger.  Please describe any relationship between Mr. Brady Crosswell and Mr. Henry Crosswell.

Response.  In response to the Staff’s comment, the Company has added to “Security Ownership of Certain Beneficial Owners” the ownership information for Parent and the surviving company after to the Merger. The Company informs the Staff that Brady Crosswell and Henry Crosswell are cousins, but they do not have any business relationships.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 and the Schedule 14C; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule 13E-3 and the Schedule 14C; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 336-0844 with any additional comments or questions you may have.

Very truly yours,

/s/ Frederick M. Pevow, Jr._____________

Frederick M. Pevow, Jr.
President and Chief Executive Officer